

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Michael D. West
Chief Executive Officer
AgeX Therapeutics, Inc.
965 Atlantic Avenue, Suite 101
Alameda, CA 94501

> **Re: AgeX Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2020**
> **File No. 001-38519**

Dear Mr. West:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Richard S. Soroko, Esq.